

PRISTĒM

Rahul K Sheth · 2nd

COO Pristēm

Greater New York City Area · 500+ connections · **Contact info**

 Pristēm

Georgia Institute of Technology

Experience



Co-Founder & COO

Pristēm

Jul 2018 – Present · 2 yrs 1 mo

Greater New York City Area



Co-Founder & CEO

Ludi Inc

Jul 2017 – Aug 2018 · 1 yr 2 mos

Greater Atlanta Area



Application Development and Innovation Consultant

IBM

Oct 2015 – Jan 2018 · 2 yrs 4 mos

Greater Atlanta Area

• Engaged clients to gather software requirements/business rules and ensure alignment with development teams

• Translated requirements into tangible deliverables such as 100+ user stories and 50+ test cases

...see mor



Co-Founder & CTO



CoachCam
Jul 2015 – Dec 2016 · 1 yr 6 mos
Greater Atlanta Area

• Interviewed 250+ potential candidates in order to acquire top talent to build a working
prototype
• Managed a technical team of 7 developers to ensure milestones are met on time and ahead o
schedule   **...see mor**



Associate Business Analyst
Siemens Industry USA
May 2014 – Aug 2014 · 4 mos
Alpharetta

• Analyzed the current internal processes and brainstormed ways to help managers better
monitor team performance
• Set up interviews with 10+ team managers from different teams to convey my ideas and
gather their requirements   **...see mor**

Show 1 more experience ⌄

Education



Georgia Institute of Technology
Bachelor of Science in Business Administration, Information Technology, GPA: 3.72/4.00
2010 – 2015
Activities and Societies: Jazba - Dance Team, Alpha Kappa Psi - Professional Co-Ed Business
Fraternity,

Minor: Computer Science



